Exhibit 99.6

KIMBER RESOURCES INC.

Suite 215, 800 West Pender Street
Vancouver, BC
V6C 2V6

November 15, 2010

Canadian Securities Administrators

Re:	Annual General Meeting of Shareholders
to be held on December 8, 2010 (the “Meeting”)

The undersigned, in his capacity as an officer of Kimber Resources Inc. (the “Corporation”) and not in his personal capacity, hereby certifies pursuant to Section 2.20 of National Instrument 54-101 (the “Instrument”) that the Corporation has arranged to have (a) proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial holders at least 21 days before the date fixed for the Meeting; and (b) carried out all applicable requirements of the Instrument in addition to those described in clause (a). The Corporation is relying on Section 2.20 of the Instrument in abridging the times prescribed in Subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument.

KIMBER RESOURCES INC.

“Lyn Davies”
Name: Lyn Davies
Title: Chief Financial Officer